SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HALLADOR ENERGY COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

406092205

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners VIII, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 950,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 950,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 950,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.14% (1)
(14)	Type of Reporting Person (see Instructions) PN

(1)

Based on 30,244,599 shares of the Common Stock of the Company issued and outstanding as of March 8, 2019, as set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2019.

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN VIII COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 950,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 950,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 950,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.14% (2)
(14)	Type of Reporting Person (see Instructions) PN

(1)

These securities are directly held by Yorktown Energy Partners VIII, L.P. (“Yorktown VIII”). Yorktown VIII Company LP is the sole general partner of Yorktown VIII. As a result, Yorktown VIII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown VIII. Yorktown VIII Company LP disclaims beneficial ownership of the securities owned by Yorktown VIII in excess of its pecuniary interests therein.

(2)

Based on 30,244,599 shares of the Common Stock of the Company issued and outstanding as of March 8, 2019, as set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019.

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN VIII ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 950,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 950,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 950,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.14% (2)
(14)	Type of Reporting Person (see Instructions) OO

(1)

These securities are directly held by Yorktown VIII. Yorktown VIII Company LP is the sole general partner of Yorktown VIII. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown VIII. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown VIII in excess of their pecuniary interests therein.

(2)

Based on 30,244,599 shares of the Common Stock of the Company issued and outstanding as of March 8, 2019, as set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019.

This Amendment No. 2 amends the Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Hallador Energy Company, a Colorado corporation formerly known as Hallador Petroleum Company (the “Company”), previously filed by Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VIII Company LP, a Delaware limited partnership (“Yorktown Company”) and Yorktown VIII Associates LLC, a Delaware limited liability company (“Yorktown Associates”), with the SEC on September 25, 2009, as amended by Amendment No. 1 thereto filed with the SEC on December 4, 2018 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs a, c and e of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a)    As of March 20, 2019, Yorktown, Yorktown Company and Yorktown Associates beneficially own 950,000 shares of Common Stock of the Company, representing 3.14% of the issued and outstanding shares of Common Stock of the Company. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 30,244,599 shares of the Common Stock of the Company issued and outstanding as of March 8, 2019, as set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019.

(c)    On March 18, 2019, Yorktown distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, an aggregate of 1,000,000 shares of Common Stock of the Company, to its limited and general partners (the “Distribution”). Upon the consummation of the Distribution by Yorktown, Yorktown Company distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, all 15,000 shares of Common Stock of the Company received in the Distribution to its limited and general partners (the “Subsequent Distribution”). Upon the consummation of the Subsequent Distribution by Yorktown Company, Yorktown Associates distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its operating agreement, all 87 shares of Common Stock of the Company received in the Subsequent Distribution to its members.

(e)     On March 18, 2019, Yorktown, Yorktown Company and Yorktown Associates each ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 2019

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP,
its general partner

	By:	Yorktown VIII Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member

YORKTOWN VIII COMPANY LP

By:	Yorktown VIII Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member